September 20, 2024

Levi Jacobson
President, CEO, CFO, and Director
C2 Blockchain, Inc.
123 SE 3rd Avenue, #130
Miami, FL 33131

       Re: C2 Blockchain, Inc.
           Amendment No. 4 to
           Offering Statement on Form 1-A
           Filed August 23, 2024
           File No. 024-12295
Dear Levi Jacobson:

       We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 17, 2024 letter.

Amendment No. 4 to Offering Statement on Form 1-A
General

1. Please revise your disclosure throughout to update industry-related information to the latest practicable date, as appropriate. As examples only, we note that:
           In the third risk factor on page 9, you state that "[c]urrently, around 19,687,300
           Bitcoins have been mined as of April 19, 2024 and are in circulation, leaving approximately 1,312,700 left to be mined."
           In the third risk factor on page 14, you state that "[a]s of October 8, 2023, the market capitalization of Bitcoin was US $544 million, accounting for approximately 48% of the total capitalization of the global cryptocurrency market."
2. We note your references to historical Bitcoin price data throughout your offering circular
       (see, e.g., pages 2, 6, 9 and 20). In each such instance, please ensure that you have included the source and date for such data.
 September 20, 2024
Page 2

Offering Circular Summary
Business Description, page 2

3. We note your disclosures at pages 2, 6 and 20 that, "At an approximate BTC price of
       $64,000, electricity price of $0.06 kWh, Mining Computer Hash Rate of 140 TH/s, each
       Antminer S19 XP generates about $6.73 in earnings per day, $201.95 earnings per month or $2,457.01 in earnings per year." Your reference to an "electricity price of $0.06 kWh"
       in this statement suggests that you include the cost of electricity in determining such earnings figures. However, based upon your tabular disclosures for your break-even analyses at page 20, it appears that these earnings figures exclude the cost of electricity.
       Please revise to clarify your disclosures as appropriate.
4. On page 2, in the second sentence of the paragraph beginning with, "For computations on break-even analysis and bitcoin mining economics...," your revised disclosure in response to prior comment 2 appears to cross-reference two separate risk factors, respectively
       titled    Our Breakeven Analysis may turn out to be inaccurate," and
"The time frame to
       breakeven on the cost of one ASIC S19 XP mining machine is approximately 3 years based on cash method of accounting and 5 years under the straight line method of depreciation utilizing an approximate BTC market price of $64,000. However, based upon your risk factor disclosure at the bottom of page 6, it appears that you intended to cross-reference one risk factor, rather than two separate risk factors. Please revise as appropriate. Also please revise your disclosure in the last paragraph on page 20 to address the substance of this comment.
Risk Factors
Substantial increases in the supply of mining machines..., page 11

5. We note your risk factor disclosure that from August 2023 to August 2024, Bitcoin mining difficulty increased by approximately 62.11%. Please revise to quantify the
       Bitcoin mining difficulty at August 2023 and August 2024, respectively.
6. Footnote 4 on page 11 appears to provide an incorrect date citation. In this regard, we note that your disclosure regarding the increase in Bitcoin mining difficulty from August 2023 to August 2024 cites to data retrieved as of October 9, 2023. Please revise or advise.
Risks Related to Regulatory Compliance and Other Legal Matters, page 16

7. Please revise your disclosure in the first three paragraphs on page 16 to provide a sub-
       caption for each risk factor presented.
Management's Discussion and Analysis, page 19

8.     We note your disclosure that,    We plan to purchase the Antminer S19 XP
mining
       machine. Each machine costs about $2,600.    Please disclose the source
of the estimated
       purchase price of the Antminer S19 XP mining machine.
Competition, page 19

9. You state that within North America, your major competitors include Marathon Digital
       Holdings, Riot Blockchain, Inc., Core Scientific, Inc., Bitfarms Ltd. and Iris Energy Ltd.
       Please tell us why you have chosen to identify the named companies as your competitors given the size of your company and the stage of your development. It appears that you
 September 20, 2024
Page 3

       should limit the competitors you identify by name to those companies whose resources and operations are similar to yours in size and scope. Please revise as appropriate or advise otherwise.
Description of Business, page 20

10. On page 20, in the paragraph beginning with "Our operating results will vary widely...,"
       you disclose that, "We assumed no salvage value after life expectancy of
2.5 years under
       the table for straight line depreciation" (emphasis added). Please reconcile this statement with your revised disclosure under "Break-even Analysis for One Antminer S-19 XP
       Utilizing Straight-Line Method of Depreciation," which assumes that the life span of the
       Antminer S19 XP mining machine is 5 years.
11. On page 20, please revise your tabular disclosure under the headings "Break-even
       Analysis for One Antminer S-19 XP Utilizing Cash Method of Accounting" and "Break-
       even Analysis for One Antminer S-19 XP Utilizing Straight-Line Method of Depreciation," respectively, to disclose date at which the referenced assumptions were
       measured (e.g., difficulty factor, BTC/USD exchange rate, cost of Antminer S19 XP
       (hardware), etc.). Also please revise your tabular disclosures on page 20 under the
       "Bitcoin Mining Economics" heading to make similar revisions.
Break-even Analysis for One Antminer S-19 XP Utilizing Straight-Line Method..., page 20

12. We note that you have revised the useful life of the Antminer S19 XP mining machine from 2.5 to 5 years. Please supplementally explain why this figure changed compared to the prior amendment. As appropriate, please provide support for your adjustment to this figure.
Security Ownership of Certain Beneficial Owners and Management, page 28

13. Please update the beneficial ownership table to reflect the most recent practicable date, as required by Item 12 of Form 1-A. We note that the chart is provided as of January 26,
       2024.
Financial Statements
Note 1 - Organization and Description of Business, page F-7

14.    We note your disclosure in Note 1 to the financial statements that, "The
Company   s
       business plan is to concentrate on cryptocurrency related investments and development opportunities including but not limited to cryptocurrency mining, primarily for Bitcoin, for our own account...." In an appropriate section, please describe in greater detail any
       "cryptocurrency related investments and development opportunities" that you will concentrate on, other than mining Bitcoin for your own account, as currently disclosed in your offering statement (see, e.g., pages 2 and 20).
15. In your response to comment 1 in our letter dated March 1, 2024, you stated that, "We have revised our offering statement throughout to clearly and consistently discuss our intentions to mine, invest in or transact in only bitcoin mining and no mining of any other cryptocurrencies." However, your disclosure continues to suggest that you may mine, hold or transact in crypto assets other than Bitcoin. For example, your disclosure in Note 1 to the financial statements states that your business plans include "cryptocurrency mining,
 September 20, 2024
Page 4

       primarily for Bitcoin..." (emphasis added). Please revise throughout to clearly and consistently discuss your intentions to mine, invest in or transact in any crypto assets other than Bitcoin, and, if so, which ones. Alternatively, to the extent that there are none, please revise to so clarify.
16. We note your responses to comment 3 in our letter dated August 3, 2023 and comment 4 in our letter dated December 18, 2023 stating that you have removed from your disclosure references to business plans related to investments in private and/or public entities, joint ventures, and acquisitions of blockchain related companies. However, your disclosure in
       Note 1 to the financial statements continues to include such reference. Please revise or advise.
       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Tom DeNunzio